14048713

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 04 2014
Washington DC

SEC FILE NUMBER
8-51183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIPPS DESANTO & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 TOWERS CRESCENT DRIVE, SUITE 1200
(No. and Street)

TYSONS CORNER	VA	22182
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT KIPPS 703-442-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT KIPPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIPPS DESANTO & COMPANY, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

Ann B. Hussey
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANN B. HUSSEY
NOTARY PUBLIC
REGISTRATION # 7524496
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
SEPTEMBER 30, 2016

KIPPSDESANTO & COMPANY
Financial Statements
For the Year Ended
December 31, 2013
With
Independent Auditor's Report

Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

To the Stockholders
KippsDeSanto & Company

Report on the Financial Statements

We have audited the accompanying financial statements of KippsDeSanto & Company which comprise the statement of financial condition as of December 31, 2013 and the related statements of operations, stockholders' equity, and cash flows for KippsDeSanto & Company, and the notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KippsDeSanto & Company as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 15, 2014
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

KIPPSDESANTO & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 1,114,683
Accounts receivable	97,019
Prepaid expenses	52,021
Deposits	251,056
Office furniture and equipment, less accumulated depreciation of $258,009	660,143
Total Assets	$ 2,174,922

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 109,222
Accrued rent	195,394
Accrued compensation	71,997
Deferred revenue	14,623
Total Liabilities	391,236
STOCKHOLDERS' EQUITY	1,783,686
Total Liabilities and Stockholders' Equity	$ 2,174,922

The accompanying notes are an integral part of these financial statements.

KIPPSDESANTO & COMPANY
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2013

REVENUES	
Investment banking	$ 3,533,428
Other income	252,428
Interest income	3,954
Total revenues	3,789,810
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation, benefits and commissions	4,387,681
Occupancy	777,071
Communications	82,809
Other operating expenses	1,304,904
Total expenses	6,552,465
NET (LOSS)	$ (2,762,655)

The accompanying notes are an integral part of these financial statements.

KIPPSDESANTO & COMPANY
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (2,762,655)
Adjustments to reconcile net loss to net cash used by operations:	
Stock option compensation	30,504
Depreciation and amortization	128,427
Decrease in prepaid expenses	58,706
Increase in accounts receivable	(38,741)
Decrease in securities	1
Increase in accounts payable and accrued expenses	117,174
Increase in deferred revenue	13,246
Increase in deposits	(631)
NET CASH USED BY OPERATING ACTIVITIES	(2,453,969)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office furniture and equipment	(601,894)
NET CASH USED BY INVESTING ACTIVITIES	(601,894)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from sales of stock	699,998
Distributions to stockholders	(148,164)
NET CASH PROVIDED BY FINANCING ACTIVITIES	551,834
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,504,029)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	3,618,712
End of year	$ 1,114,683
SUPPLEMENTAL CASH FLOW INFORMATION	
Stock option compensation expense	$ 30,504

The accompanying notes are an integral part of these financial statements.

KIPPSDESANTO & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2013

Balance, December 31, 2012	$ 3,964,003
Net (loss)	(2,762,655)
Proceeds from sale 157,303 shares of common stock	699,998
Stock option compensation	30,504
Distributions to stockholders	(148,164)
Balance, December 31, 2013	$ 1,783,686

The accompanying notes are an integral part of these financial statements.

KIPPSDESANTO & COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: KippsDeSanto & Company (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority.

The Company is primarily engaged in investment banking and advisory services. The Company's customers are located throughout the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in high credit quality financial institutions. Balances at times may exceed insured limits.

Income Taxes: The Company is taxed as an S corporation. Therefore the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2010.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees are recorded upon settlement.

Deferred Revenues: Deferred revenues arising from non-refundable retainers are recognized as revenues when considered earned, generally the earlier of completion of marketing materials or sixty days after commencement of the engagement effort.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Date of Management's Review: Subsequent events were evaluated through February 15, 2014, which is the date the financial statements were available to be issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $765,444, which was $743,044 in excess of its required net capital of $22,400 and its ratio of aggregate indebtedness to net capital was .44 to 1.0.

NOTE C – CONCENTRATIONS

Approximately 64% of the investment banking revenues were earned from two clients in 2013.

NOTE D – LEASE

The Company leases office premises under a lease that expires in March 2024.

The future minimum lease payments under the office premises lease are as follows:

2014	$ 393,000
2015	536,000
2016	551,000
2017	566,000
2018	582,000
Thereafter	3,328,000
Total	$5,956,000

NOTE E – STOCK OPTION PLAN

The Company has a stock option and equity plan whereby shares of the Company's common stock are reserved for grants to employees of the Company. The options outstanding at December 31, 2013 vest at 25% annually on the fifth, sixth, seventh and eighth anniversaries of the date of grant.

Pro forma information regarding net income and earnings per share is required by FASB ASC 718, determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of FASB ASC 718. The fair value for these options was estimated at the date of grant by management.

Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Nonpublic companies are permitted to elect the intrinsic value method of accounting for the cost of share-based compensation plans. Using this method, the intrinsic value must be measured at each reporting date, and used to accrue compensation cost for the period. Consequently, compensation cost recognized each year will vary based on changes in the share option's intrinsic value.

For purposes of pro forma disclosures under FASB ASC 718, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates the effect on net income if the fair value based method had been applied to all outstanding and unvested awards in each period:

Net (loss), as reported	$ (2,762,655)
Add: Stock-based employee compensation expense related to option grants included in reported net income	30,504
Deduct: Total stock-based employee compensation expense determined under fair value based method	-
Pro forma net income (loss)	$ (2,732,151)

In 2013 the net compensation expense charged to operations was $30,504.

NOTE E – STOCK OPTION PLAN (CONTINUED)

A summary of the Company's stock options granted to employees and related information is as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price
Granted during 2008:	137,500	$ 3.00	$ 3.00
	10,000	3.50	3.50
	25,000	4.00	4.00
Outstanding at December 31, 2008	172,500		
Granted during 2009	5,000	5.00	5.00
Outstanding at December 31, 2009	177,500		
Cancelled during 2010	(5,000)	3.50	
	(15,000)	4.00	
Outstanding at December 31, 2010	157,500		
Granted during 2011	65,000	5.50	5.50
Outstanding at December 31, 2011	222,500		
Granted during 2012	35,000	6.33	6.33
Exercise of options for shares during 2012	(49,583)	3.00	
Outstanding at December 31, 2012	207,917		
Cancelled during 2013	(5,000)	3.50	
Cancelled during 2013	(20,000)	6.33	
Outstanding at December 31, 2013	182,917		$ 4.27

KIPPSDESANTO & COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2013

SUPPLEMENTAL INFORMATION

SCHEDULE I
KIPPSDESANTO & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2013

NET CAPITAL:

Total stockholders' equity	$1,783,686
Add deferred employee compensation	41,997
	1,825,683
Less nonallowable assets:	
Accounts receivable	(97,019)
Prepaid expenses and deposits	(303,077)
Property and equipment	(660,143)
	(1,060,239)
Net capital before haircuts	765,444
Less haircuts	-
Net capital	765,444
Minimum net capital required	22,400
Excess net capital	$ 743,044
Aggregate indebtedness (liabilities less deferred compensation and deferred revenue)	$ 335,993
Net capital based on aggregate indebtedness	$ 22,400
Ratio of aggregate indebtedness to net capital	.44 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2013

There is no significant difference between net capital included in Part IIA of Form X-17A-5 and net capital computed above.

KIPPSDESANTO & COMPANY

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholders
KippsDeSanto & Company

In planning and performing our audit of the financial statements of KippsDeSanto & Company, for the year ended December 31, 2013, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by KippsDeSanto & Company, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 15, 2014

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

KIPPSDESANTO & COMPANY
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders of KippsDeSanto & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, that were agreed to by KippsDeSanto & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating KippsDeSanto & Company's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). KippsDeSanto & Company's management is responsible for KippsDeSanto & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2014
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051183
KIPPS DESANTO & COMPANY
800 TOWERS CRESCENT DRIVE
SUITE 1200
TYSONS CORNER, VA 22182

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RICK ALVAREZ (770) 263-7300

2. A.	General Assessment (item 2e from page 2)		$8,843
B.	Less payment made with SIPC-6 filed (exclude interest) 7/29/13 (Date Paid)		(1,645)
C.	Less prior overpayment applied		(0)
D.	Assessment balance due or (overpayment)		7,198
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$7,198
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$7,198	
H.	Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KIPPS DESANTO & COMPANY
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the _____ day of _______________, 20 _____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 20 13 and ending DEC 31, 20 13
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,789,811
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): reimbursed out of pocket expenses	252,428
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	252,428
2d. SIPC Net Operating Revenues	$3,537,383
2e. General Assessment @ .0025	$8,843

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